Revaluation of Assets

As of November 4, 1997, in order to conform book and tax bases, the Fund began amortization of premiums on securities for book purposes. Such cumulative change was limited to a reclassification adjustment and had no impact on net assets or total increase (decrease) in net assets. Accordingly, during the year ended October 31, 1998, amounts have been reclassified to reflect an increase in unrealized appreciation on investments of $242,391. Paid-in capital was decreased by the same amount. For bonds acquired after April 30, 1993, accrued market discount is recognized at maturity or disposition as taxable ordinary income. Taxable ordinary income is realized to the extent of the lesser of gain or accrued market discount. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.